United States securities and exchange commission logo





                              June 21, 2024

       Jeffrey Holman
       Chief Executive Officer
       Healthy Choice Wellness Corp.
       3800 North 28th Way
       Hollywood, FL 33020

                                                        Re: Healthy Choice
Wellness Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed May 24, 2024
                                                            File No. 333-274435

       Dear Jeffrey Holman:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 11, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-1 filed May 24, 2024

       Prospectus Cover Page, page ii

   1. You state that prior to this offering, HCMC completed the spin-off of HCWC to the
                                                        HCMC shareholders.
However, we note that disclosure elsewhere indicates that the spin-
                                                        off is conditioned upon
the successful completion of the offering. Please revise to explain the relationship
between the offering and the spin-off.
       Condensed Consolidated Carve-Out Statements of Cash Flows, page F-5

   2.                                                   Your disclosures in
Note 15, Related Party Transactions, on pages F-20 and F-44 state that the due from
related party balance as of each reporting date represents net receivable balance from HCMC. Tell
us your basis to present the change in due from related party balance within
operating activities rather than financing activities. This comment also applies to your
consolidated carve-out statements of cash flows presented on page F-26.
 Jeffrey Holman
Healthy Choice Wellness Corp.
June 21, 2024
Page 2
General

3. In your Form S-1 (File No. 333-275209) you revised your disclosure to provide a more robust risk factor quantifying the potential dilution that could occur to public stockholders following the conversion of the Series A Convertible Preferred and the Class B common stock. Please provide similar disclosure in this filing.
4. It appears that you have entered into a commitment letter with Hal Mintz, the manager of
         Sabby Management, LLC. Please revise your disclosure on page Alt-3 where you state that aside from the Series A Preferred Obligation, none of the Selling Stockholders have had any material relationship with you in the past three years. Please contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651
if you have
questions regarding comments on the financial statements and related matters. Please contact
Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameJeffrey Holman                               Sincerely,
Comapany NameHealthy Choice Wellness Corp.
                                                               Division of
Corporation Finance
June 21, 2024 Page 2                                           Office of Trade
& Services
FirstName LastName